Exhibit 99.1

NeuroSense Therapeutics Reports Year End 2025 Financial Results and Provides Business Update

●	2025 marked transition of PrimeC into a late-stage clinical asset with FDA-cleared Phase 3 program in ALS

●	Statistically significant survival benefit demonstrated, including 65% reduction in risk of death and >14-month median survival advantage

●	Results published in JAMA Neurology, providing high-level peer-reviewed validation of clinical and biological activity

•	Advancing toward key regulatory milestones with planned pre-NDS meeting in Canada and near-term Alzheimer’s readout

CAMBRIDGE, Mass., March 31, 2026 – NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company developing treatments for severe neurodegenerative diseases, today reported its financial results for the year ended December 31, 2025 and provided a business update.

“2025 was a transformational year for NeuroSense, as we advanced PrimeC from a successful Phase 2b program into a late-stage clinical asset with a clear regulatory path forward,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “As we entered 2026, we further strengthened our clinical and scientific foundation with statistically significant survival data and publication of our results in JAMA Neurology. Together, these milestones position PrimeC as a differentiated therapeutic candidate with the potential to meaningfully impact people with ALS and potentially other neurodegenerative diseases.”

Business Highlights from 2025

2025 marked a transformative year for NeuroSense, as the Company advanced PrimeC from a successful Phase 2b program into a late-stage clinical asset with a clearly defined regulatory and development pathway. Results from the Phase 2b PARADIGM study demonstrated approximately 33% slowing in disease progression over 18 months, alongside a substantial reduction in ALS-related complications. During the year, NeuroSense further strengthened its data package through additional biomarker analyses, including microRNA data, supporting the biological activity of PrimeC, supporting PrimeC’s potential as a disease-modifying therapy.

The Company also completed commercial-scale manufacturing and advanced its regulatory strategy, including engagement with Health Canada and ongoing partnership discussions.

Importantly, in November 2025, NeuroSense received FDA clearance to initiate the PARAGON Phase 3 trial in ALS, marking a key inflection point in the Company’s development trajectory.

NeuroSense also reported early signals of biological activity and statistically significant reductions in key biomarkers associated with Alzheimer’s disease, supporting broader potential across neurodegenerative diseases.

Recent Developments and First Quarter 2026 Highlights

Since the beginning of 2026, NeuroSense has continued to strengthen PrimeC’s position through significant clinical and scientific milestones. The Company reported statistically significant survival data from its Phase 2b study, demonstrating a 65% reduction in the risk of death and a greater than 14-month median survival benefit.

Further reinforcing the strength of its clinical package, results from the PARADIGM trial were published in JAMA Neurology, highlighting meaningful clinical outcomes and biological activity, including biomarker changes consistent with the proposed mechanism of action.

NeuroSense also expanded its scientific visibility through presentations at leading international conferences and strengthened its intellectual property portfolio with newly granted patents in the United States and internationally. In addition, the Company enhanced its Scientific Advisory Board with leading experts to support continued development in ALS and Alzheimer’s disease.

Upcoming Expected Milestones

●	Additional biomarkers readouts from PARADIGM

●	Readouts from the Phase 2 Alzheimer’s study

●	Planned pre-NDS meeting with Health Canada in May 2026

●	Potential NDS submission in Canada, subject to regulatory feedback

●	Continued preparation for initiation of the Phase 3 PARAGON trial in ALS

Financial Results

Research and development expenses for the years ended December 31, 2025 and 2024 were $6.2 million and $5.7 million, respectively. The increase of $0.5 million, or 8.8%, was mainly attributed to an increase in share-based payment expenses and increase in our salaries and social benefits expenses which were partly offset by a decrease of our expenses to subcontractors and consultants.

General and administrative expenses for the years ended December 31, 2025 and 2024 were $4.9 million and $4.2 million, respectively. The increase of $0.7 million, or 16.6%, was mainly attributed to an increase in share-based compensation.

As of December 31, 2025, NeuroSense had cash of approximately $0.2 million.

A summary of NeuroSense’s consolidated financial results is included in the tables below.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at https://neurosense.investorroom.com/sec-filings. The Company will deliver a hard copy of its annual report, including its complete audited financial statements, free of charge, to its shareholders upon request at ir@neurosense-tx.com.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Financial Position
(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$166	$3,378
Other receivables	565	989
Restricted deposits	47	35
Total current assets	778	4,402

Non-current assets:
Property and equipment, net	58	66
Right of use assets	170	84
Restricted deposit	22	23
Total non-current assets	250	173
Total assets	$1,028	$4,575

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$799	$1,160
Other current liabilities	1,717	832
Total current liabilities	2,516	1,992

Non-current liabilities:
Lease liability less current maturity	72	-

	72	-

Total liabilities	2,588	1,992

Shareholders’ equity (deficit):
Ordinary shares, no par value:
Authorized: 90,000,000 shares at December 31, 2025 and December 31, 2024; Issued and outstanding: 32,557,174 and 23,228,941 shares at December 31, 2025 and December 31, 2024, respectively	-	-
Share Premium and Capital Reserve	46,225	39,243
Accumulated deficit	(47,785)	(36,660)
Total shareholders’ equity (deficit)	(1,560)	2,583
Total liabilities and shareholders’ equity	$1,028	$4,575

NeuroSense Therapeutics Ltd.
Consolidated Statements of Income and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31
	2025	2024	2023
Research and development expenses	$(6,227)	$(5,698)	$(7,274)

General and administrative expenses	(4,858)	(4,204)	(4,775)

Operating loss	(11,085)	(9,902)	(12,049)

Financing income (expenses), net	(40)	(308)	1,942

Net loss and comprehensive loss	$(11,125)	$(10,210)	$(10,107)

Basic and diluted net loss per share	$(0.44)	$(0.54)	$(0.74)

Weighted average number of ordinary shares used in computing basic net loss per share	25,481,343	18,602,082	13,640,168

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Equity (deficit)
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Share Premium and Capital		Accumulated	Total Equity
	Number	Amount	Reserve		Deficit	(Deficit)
Balance as of January 1, 2023	11,781,963	$-	$21,858		$(16,014)	$5,844

Issuance of shares and pre-funded warrants, net	1,333,600	-	806		-	806
Exercise of pre-funded warrants, options and vested RSUs	2,263,479	-	-		-	-
Share based compensation	-	-	1,698		-	1,698
Net loss and comprehensive loss	-	-	-		(10,107)	(10,107)

Balance as of December 31, 2023	15,379,042	$-	$24,362		$(26,121)	$(1,759)

Issuance of shares and pre-funded warrants, net	5,981,238	-	10,806		-	10,806
Exercise of pre-funded warrants, options and vested RSUs	1,573,000	-	(*	)	-	(* )
Issuance of shares due to SEPA agreement	224,697		281		-	281
Reclassification of warrants into equity	-	-	1,695		(329)	1,366
Bonus accrual reclassification to equity	-	-	1,434		-	1,434
Share-based compensation	70,964	-	665		-	665
Net loss and comprehensive loss	-	-	-		(10,210)	(10,210)

Balance as of December 31, 2024	23,228,941	$-	$39,243		$(36,660)	$2,583

Issuance of shares, net	3,546,528	-	4,410		-	4,410
Exercise of options, pre funded warrants and vested RSUs	1,583,000	-	22		-	22
Conversion of liability into shares	476,435	-	410		-	410
Share based compensation	3,722,270	-	2,140		-	2,140
Net loss and comprehensive loss	-	-	-		(11,125)	(11,125)

Balance as of December 31, 2025	32,557,174	-	46,225		(47,785)	(1,560)

(*)	less than $1.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings, reporting of data, meetings and regulatory decisions. Further, certain forward-looking statements, including statements regarding future development of PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding the timing of regulatory filings, meetings and regulatory decisions; outcomes and the timing of current and future clinical trials; the risk the PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.